UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $0.04 par value
           -----------------------------------------------------------
                          (Title of Class of Securities)

                                   29089V-20-3
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road,
                      Suite 302, Westbury, NY 11590 (516-487-1446)
 ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 17, 2005
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.:29089V 20 3                                              PAGE 2

 NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Bruce J. Haber
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         PF
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                   40,000
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH
                        -----------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                               40,000
                        -----------------------------------------------------
                    10       SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              40,000
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 1,099,746 shares held in two Trusts with spouse as Trustee /X/
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.:29089V 20 3                                              PAGE 3

 NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Bruce J. Haber Grantor Retained Annuity Trust
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         Gift
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-----------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY            -------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON                            900,560
  WITH                -------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                      -------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                                    900,560
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          900,560
-----------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
     Excludes an aggregate of 199,186 shares beneficially owned by the Jessica
L. Haber Trust and 40,000 shares individually owned by Bruce J. Haber.
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.6%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
               00 (Trust)
-----------------------------------------------------------------------------

CUSIP NO.:29089V 20 3                                              PAGE 4

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Michela I. Haber
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO (Gift)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                              1,099,746
                      -------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                       ------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                    1,099,746
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,099,746
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          Excludes 40,000 shares owned by Bruce J. Haber                 /X/
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.5%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN

CUSIP NO.:29089V 20 3                                              PAGE 5


NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Jessica L. Haber Trust
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO (Gift)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                              199,186
                      -------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                      -------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                    199,186
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    199,186
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 40,000 shares owned by Bruce J. Haber and 900,560 shares
         held in a separate Trust                                       /X/
 ----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

               00(TRUST)

CUSIP NO.:29089V 20 3                                              PAGE 6


Item 1.  Security and Issuer

          This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2.  Identity and Background

         Bruce J. Haber
         --------------

                    (a)  Bruce J. Haber

                    (b) c/o BJH Management, LLC, 145 Huguenot Street, Suite 405, New Rochelle, NY 10801

                    (c) Employed by the Issuer as Chief Executive Officer and Chairman of the Board.

                    (d)  Not applicable

                    (e)  Not applicable

                    (f)  U.S.A.


         The Jessica L. Haber Trust
         --------------------------

                    (a)&(b) The Jessica L. Haber Trust, 65 the Oaks, Roslyn
                            Estates, NY 11576.

                    (c)  Family Trust

                    (d)  Not applicable

                    (e)  Not applicable

                    (f)  New York

         Bruce J. Haber Grantor Retained Annuity Trust
         ---------------------------------------------

                    (a)&(b) Bruce J. Haber Grantor Retained Annuity Trust, 65
                            the Oaks, Roslyn Estates, NY 11576.

                    (c)  Family Trust

                    (d)  Not applicable

                    (e)  Not applicable

                    (f)  New York

CUSIP NO.:29089V 20 3                                              PAGE 7

         Michela I. Haber
         ----------------

                    (a)&(b) Michela I Haber, 65 the Oaks, Roslyn Estates,
                            N.Y.11576.

                    (c) Michela I. Haber's occupation is as a Journalist. She is acting as Trustee for her daughter's Trust. Her husband is Bruce J. Haber.

                    (d)  Not applicable

                    (e)  Not applicable

                    (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     Incorporated by reference is Item 3 of the previously filed Schedule 13D and amendments thereto for the reporting persons. On November 2, 2005, Bruce J. Haber received 40,000 restricted shares from the issuer for services rendered, subject to forfeiture in the event that he ceases to serve as an officer or director of the Issuer over the five year vesting period, subject to the Issuer's right to waive the forfeiture provision.

Item 4.  Purpose of Transactions

     Incorporated by reference is Item 4 of the previously filed Schedule 13D for the reporting persons.

Item 5.  Interest in Securities of the Issuer

     (a) - (b) As of November 17, 2005, the Issuer has 5,110,530 shares issued and outstanding. Of the 5,110,530 shares outstanding, an aggregate of 1,139,746 are beneficially owned by the reporting persons named herein. More specifically, Bruce J. Haber has the sole voting and disposition right over 40,000 shares, representing .8% of the outstanding shares of the Issuer. The Jessica Haber Trust has the shared right to vote and dispose of 199,186 shares, representing 3.9% of the outstanding shares of the Issuer; Bruce J. Haber Grantor Retained Annuity Trust, has the shared right to vote and dispose of 900,560 outstanding shares, representing 17.6% of the outstanding shares and Michela I. Haber as Trustee has the shared right to vote and dispose of 1,099,746 shares held in two trusts, representing 21.5% of the outstanding shares of the Issuer.

     (c) Reference is made to the description of transaction described herein in
Item 3 above.

     (d) and (e) Not Applicable.

CUSIP NO.:29089V 20 3                                              PAGE 8


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     Reference is made to the description of contracts and transactions described in Item 4 in previous Schedule 13D filings which are incorporated herein.

Item 7.  Materials to be filed as Exhibits

     a) Stock Issuance Agreement with BJH Management, LLC dated December 30, 2002. (1)
     b)   Employment Agreement. (1)
     c) February 12, 2003 Amendment to Stock Issuance Agreement to correct a typographical error.(2)
     d)   Amendment to Employment Agreement. (3)

         ----------

     (1) Incorporated by reference to Schedule 13D filed with the SEC on January 8, 2003.
     (2) Incorporated by reference to Schedule 13D filed with the SEC on March 3, 2003.
     (3) Incorporated by reference to the Issuer's Form 8-K (date of earliest event June 1, 2005) filed with the SEC.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2005

Reporting Person:         Bruce J. Haber
----------------

Signature:                /s/ Bruce J. Haber
                          ------------------
                          Bruce J. Haber


Reporting Person:         Bruce J. Haber Grantor Retained Annuity Trust
-----------------


                          By: /s/ Michela I. Haber, Trustee
                              ------------------------------
                          Michela I. Haber as Trustee for Bruce J. Haber Grantor Retained Annuity Trust

Reporting Person:         The Jessica L. Haber Trust


Signature:                /s/ Michela I. Haber, Trustee
                          ------------------------------
                          Michela I. Haber as Trustee for The Jessica L. Haber
                          Trust


Reporting Person:         Michela I. Haber
----------------


Signature:                /s/ Michela I. Haber
                          --------------------
                          Michela I. Haber